May 24, 2005

SENT VIA EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  The Female Health Company Form 10-KSB for the year ended September 30, 2004
        File No. 1-13602

Dear Mr. Cash:

The following are the responses of The Female Health Company (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated May 10, 2005 relating to the Company's Form 10-KSB for the year ended September 30, 2005. For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-KSB for the Year Ended September 30, 2004

Note 1 - Nature of Business and Significant Accounting Policies - Revenue Recognition

Comment No. 1

As indicated in your accounts receivable policy, we note that you offer a right of product returns from customers in connection with unsold product which has expired or is expected to expire before it is sold. Address for us supplementally how you have determined that you can reasonably estimate the amount of future returns as required by paragraph 6f of SFAS 48. In this regard, address the factors set forth in paragraph 8 of SFAS 48 and address whether those factors impair your ability to make a reasonable estimate of returns. In particular, please tell us how you estimate the returns of new customers which you have no previous relationship. Also tell us what the estimated life of your product is and how you determine whether items may be returned due to expiration. Clarify in your revenue recognition policy that revenue is recorded net of such estimated returns.

Response to Comment No. 1

The Company’s policy related to product returns from customers in connection with unsold product which has expired or is expected to expire before it is sold was established to cover specific retail industry condom sales.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Factors stated in paragraph 8 of SFAS 48 such as susceptibility of the product to significant external factors, absence of historical experience, changes in the selling enterprise’s marketing policies or relationships with its customers, or absence of a large volume of relatively homogenous transactions do not apply and, therefore, the Company concluded that it has the ability to make a reasonable estimate of future returns.

In 1997, the Center for Devices and Radiological Health of the Food and Drug Administration approved the estimated life of the Company's product to be five years. The Company labels each product sold with the month and date the product was manufactured and its expiration date, which is exactly five years subsequent to the manufactured date.

The Company’s estimate of current year sales returns is based on a 3 year rolling average of actual returns as a percentage of sales. The Company utilized the estimate for all related business regardless of whether it was transacted with an existing customer or a new customer with whom it had no previous relationship.

Historically, a significant majority (90%+) of the Company’s trade sales were made up of U.S. trade sales. Beginning in fiscal 2001 the Company entered into a seven year exclusive arrangement with Mayer Laboratories, Inc. ("Mayer") to be the exclusive distributor of the Company's U.S. trade sales. As part of this arrangement Mayer agreed to accept the sole responsibility (after the first 12 months of the agreement) for returns of U.S. trade sales and thereby eliminated nearly all of the Company’s risk of sales returns for the duration of the arrangement with Mayer.

Presently, the Company derives over 95% of its total sales from public sector sales where the aforementioned sales return policy applies only to damaged goods, not returns in connection with unsold product which has expired or is expected to expire before it is sold.

For the remaining trade business which is of a nominal value, the Company accrues the estimated sales returns and records the related revenue net of such estimated returns.

The Company will expand the discussion of its accounts receivable and credit risk accounting policy, and will clarify in the discussion of the revenue recognition policy that revenue is recorded net of estimated returns, in the notes to the financial statements in future filings.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Comment No. 2

Address for us supplementally and revise your disclosures as appropriate to address those instances where you have recognized revenue other than at shipment.

Response to Comment No. 2

The Company recognizes revenue from product sales when products are shipped to customers, when an arrangement exists, delivery has occurred, there is a fixed price, and collectibility is reasonably assured. There are no instances that the Company has recognized revenue other than at shipment. The Company will expand the discussion of its revenue recognition accounting policy in the notes to the financial statements in future filings.

Note 1 - Nature of Business and Significant Accounting Policies - Earnings per Share.

Comment No. 3

In future filings disclose the number of incremental common shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in diluted earnings per share because their effect would be anti-dilutive. Refer to paragraph 40c of SFAS 128.

Response to Comment No. 3

Beginning with the Form 10-QSB for the quarterly period ended March 31, 2005, filed with the SEC on May 16, 2005, the Company disclosed diluted earnings per share and weighted average common shares outstanding within the Company’s unaudited condensed consolidated statement of operations for the three months and six months ended March 31, 2005 and 2004.

The calculations of the diluted earnings per share and weighted average common shares outstanding includes the number of incremental common shares issuable upon conversion of the Company’s convertible preferred stock, convertible debt and the exercise of stock options and warrants in accordance with SFAS 128.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Note 1 - Nature of Business and Significant Accounting Policies - Other Comprehensive Income

Comment No. 4

Tell us supplemtentally and revise future filings to address the $249,555 adjustment to other comprehensive loss. Tell us the nature of the adjustment, the terms and parties to the intercompany debt and the appropriateness of reflecting this adjustment in other comprehensive income.

Response to Comment No. 4

The Company’s consolidated financial statements include the accounts of The Female Health Company (Parent Company and U.S. corporation) and the accounts of its wholly owned foreign subsidiaries, The Female Health Company - UK, which is the holding company of The Female Health Company, plc. (located in the United Kingdom).

Over the years, the Company has financed the operations of its subsidiaries through an intercompany loan with The Female Health Company, plc. which was eliminated upon consolidation. The Company has designated the intercompany loan to be long-term in nature as prescribed by SFAS 52. Further, the Company followed the guidance of SFAS 52 paragraph 20.b. when translating the subsidiary’s balance sheet for consolidation purposes. This paragraph states that: "Gains and losses on intercompany foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), should not be included in the computation of net income when the entities to the transaction are consolidated." In other words, any foreign currency effects of the long-term intercompany loan were included in accumulated other comprehensive income on the balance sheet and flowed through other comprehensive income or loss on the Consolidated Statement of Stockholders’ Equity.

During the year ended September 30, 2005, the Company forgave a portion of this loan and needed to adjust accumulated other comprehensive income on the balance sheet for the cumulative amount of foreign currency adjustments relating to this portion of the intercompany loan. In essence, there was a portion of trapped currency translation that needed to be recognized through a reclassification within equity.

Since the currency effect of the change in the intercompany debt flowed through comprehensive income (loss) as income while the debt was outstanding, it appears appropriate to flow the currency effect of the debt forgiveness through comprehensive income (loss) as an expense when the debt was forgiven. What this in effect does is makes the cumulative comprehensive income (loss) related to this portion of the intercompany loan zero.

The Company will expand the disclosure of this transaction in future filings.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Note 8 - Common Stock - Stock Options Plans

Comment No. 5

As indicated by transactions reflected within your Consolidated Statements of Stockholders' Equity, we note that you issued stock through the cashless exercise of stock options and warrants. Please address supplementally and revise future filings to clarify your accounting for stock and warrants granted with cashless exercise features. Your response should identify the accounting literature you relied on and address the guidance in Issue 48 of EITF 00-23: Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.

Response to Comment No. 5

During the year ended September 30, 2002, the Company re-priced the majority of its outstanding stock options; and accordingly, under APB Opinion No. 25, utilized variable-plan accounting for these options. Also during this time, the Company implemented an immaculate cashless exercise feature for these options. Since the options were already being accounted for under variable-plan guidance, no additional accounting treatment was deemed necessary.

In September 2002, the majority the Company’s stock options were exchanged for the right to receive new options at least six months and a day later. The exercise prices of these new options were equal to the fair market value of the common stock on the grant date. These options are being accounted for in accordance with fixed plan accounting guidance as provided in APB Opinion No. 25. Options covering a total of 320,000 shares did not participate in the exchange and the Company continued to account for these options under variable-plan accounting until exercised. As of September 30, 2004, none of these options were outstanding.

The Company has certain warrant agreements that have a cashless exercise feature. For all of the Company’s warrant agreements, the Company has utilized the accounting guidance of SFAS 123 since the warrants were issued to non-employees. The Company computed the fair value of the warrants via the Black-Scholes pricing model. Therefore, the fair value of the warrants was expensed over their vesting periods and the fact that a cashless feature existed did not create any additional accounting ramifications.

The Company did not apply the accounting guidance discussed in Issue 48 of EITF 00-23: Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 since the cashless exercise was not effected through a broker.

The Company will expand the disclosure in future filings to describe how the Company accounts for stock options and warrants granted with cashless exercise features.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Item 8A. Controls and Procedures

Comment No. 6

We note your statement that the chief executive officer and the principal accounting officer have concluded that the company's disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer and principal accounting officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal accounting officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.

Response to Comment No. 6

The Company’s Chief Executive Officer and Principal Accounting Officer concluded that the Company’s disclosure controls and procedures were effective despite the two material weaknesses because the material weaknesses involved isolated matters affecting relatively discreet transactions and account balances which the Company deemed not to have a material impact on the overall financial statements. Management believes the issues were promptly brought to its attention and acted upon. Beginning with the Form 10-QSB for the quarterly period ended March 31, 2005, filed with the SEC on May 16, 2005, the Company revised the disclosure in the section addressing controls and procedures section to reflect this conclusion.

Comment No. 7

Disclose in greater detail the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Response to Comment No. 7

The first material weakness identified in the disclosure relates to the timeliness of accounting for certain transactions. Equity transactions pertaining to outside consultants and new employees were not communicated in a timely manner to the Principal Accounting Officer by senior management.

During the quarter following the discovery of each issue the Company discussed setting up a procedure to eliminate the possibility of future exceptions. No new weaknesses relating to the specific equity transactions have subsequently occurred.

The second weakness relates to the adequacy of supervisory reviews. The lack of reviews resulted in adjustments being proposed during the year-end field work by the Company’s external auditors.

To remediate this weakness, beginning with the first quarter of the current fiscal year, the Principal Accounting Officer began reviewing all of the components of the U.K. financial statements. No new adjustments have been proposed by the Company’s external auditors during the first two quarters of the current fiscal year related to the U.K. financials. In the U.S., the Company has begun the process of hiring a consultant to function as an accounting manager and allow the Principal Accounting Officer to serve in a supervisory review function. The Company believes the supervisory review function will begin in earnest during the third quarter of the current fiscal year.

Beginning with the Form 10-QSB for the quarterly period ended March 31, 2005, filed with the SEC on May 16, 2005, the Company included additional disclosure in the section addressing disclosure controls and procedures to describe the nature and remediation of these material weaknesses.

Comment No. 8

Disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses began. In addition, to the extent that the material weaknesses began prior to the fourth quarter of fiscal 2004, disclose whether, in light of what they know now regarding the existence of the material weaknesses, the officers continue to believe that the financial statements covering prior periods are materially correct.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Response to Comment No. 8

The first material weakness related to the timeliness of accounting for an equity transaction pertaining to outside consultants which occurred at the end of fiscal 2003 and an equity transaction related to new employees which occurred at the end of fiscal 2004. In the final stages of preparation of the Form 10-KSB for the respective fiscal years, as part of a reconciliation process, the Principal Accounting Officer discovered the excluded transactions and informed the Company’s external auditors of the proposed adjustments and their potential financial impact. Both issues pertained to the fiscal year’s fourth quarter activity only.

The second weakness related to the adequacy of supervisory reviews. The lack of reviews resulted in adjustments being proposed during the fiscal 2004 year-end field work by the Company’s external auditors.

The Company’s Chief Executive Officer and Principal Accounting Officer believe despite the existence of one of the material weaknesses prior to the fourth quarter of fiscal 2004, that the financial statements covering prior periods are materially correct because the items relating to the material weaknesses were corrected during the preparation of the audited financial statements and the material weaknesses involved an isolated matter affecting relatively immaterial transactions and account balances which the Company deemed not to have a material impact on the overall financial statements and management believes the issues were promptly brought to its attention and acted upon.

Beginning with the Form 10-QSB for the quarterly period ended March 31, 2005, filed with the SEC on May 16, 2005, the Company included additional disclosure in the section addressing controls and procedures to describe the nature and remediation of these material weaknesses.

Comment No. 9

We note your disclosure regarding your disclosure controls and procedures centers around whether the controls were effective in timely alerting your Chief Executive Officer and Principal Accounting Officer to "material information relating to the Company required to be included in the Company's periodic filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Address this comment as it relates to your disclosures under Item 4. Controls and Procedures included in your Form 10-QSB for the quarter ended December 31, 2004.

Mr. John Cash
Accounting Branch Chief
May 24, 2005

Response to Comment No. 9

Beginning with the Form 10-QSB for the quarterly period ended March 31, 2005, filed with the SEC on May 16, 2005, the Company simply stated that its disclosure controls and procedures are effective.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (916) 773-1573 if you have any questions on any of the responses to your comments.

Best regards,
The Female Health Company

/s/ Robert R. Zic

Robert R. Zic
Principal Accounting Officer

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